As filed with the Securities and Exchange on July 20, 2000
=====================================================================

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 14D-9

      SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
        14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
               ----------------------------------
                 MILLER BUILDING SYSTEMS, INC.
                   (Name of Subject Company)

                 MILLER BUILDING SYSTEMS, INC.
               (Name of Persons Filing Statement)

            COMMON STOCK, $0.01 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                          600404 10 7
             (CUSIP Number of Class of Securities)

                       THOMAS J. MARTINI
                    SECRETARY AND TREASURER
                 MILLER BUILDING SYSTEMS, INC.
                   58120 COUNTY ROAD 3 SOUTH
                    ELKHART, INDIANA  46517
                         (219) 295-1214
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                        with a copy to:

                     T. STEPHEN DYER, ESQ.
     MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
              200 NORTH LASALLE STREET, SUITE 2100
                    CHICAGO, ILLINOIS  60601
                         (312) 346-3100

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
=============================================================================



FOR IMMEDIATE RELEASE

(MBSI - NASDAQ)

July 14, 2000

                 MILLER BUILDING SYSTEMS, INC.
                RECEIVES INDICATIONS OF INTEREST

Elkhart, Indiana, July 14, 2000 -- Miller Building Systems, Inc. (NASDAQ - MBSI) announced today that it has received two indications of interest with respect to the acquisition of Miller. These indications of interest were received after it entered into an agreement in principle with Modtech Holdings, Inc.
(NASDAQ - MODT) for Modtech to acquire 100% of Miller's common stock for $8.05 in cash per share.

Management of Miller, along with its Board of Directors, is reviewing the materials received from these two public companies. Ed Craig, the Chief Executive Officer and Chairman of Miller, stated that, "We are currently analyzing these indications of interest with a view to maximize stockholder value. However, I, along with the other members of our senior management, continue to work with Modtech, as they complete their due diligence on our company and the parties continue negotiations toward a definitive agreement."

Miller Building Systems, Inc. through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States. Miller Building Systems, Inc. is a public company trading on the NASDAQ under the symbol MBSI.

Some of the statements in this press release may constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

                             # # #

For further information contact:

Edward C. Craig           Rick J. Bedell           Thomas J. Martini
Chairman and Chief    or  President           or   Secretary/Treasurer
Executive Officer
(219) 295-1214            (219) 295-1214           (219) 295-1214










FOR IMMEDIATE RELEASE

(MBSI - NASDAQ)

July 14, 2000

                 MILLER BUILDING SYSTEMS, INC.
                     INCORRECT NEWS RELEASE

Elkhart, Indiana, July 14, 2000 -- Miller Building Systems, Inc. (NASDAQ - MBSI) learned that earlier today Reuters, and possibly other news services, incorrectly released certain news about Miller. Miller received two indications of interest to acquire the Company subsequent to accepting an offer from Modtech Holdings, Inc. (NASDAQ - MODT). However, neither of these indications of interest should be deemed to be an offer as reported by the new services.

Miller Building Systems, Inc. through its subsidiaries, markets, designs, fabricates, and distributes building modules. A broad variety of applications serve the public and private business sectors with uses in commercial, institutional and telecommunications markets. The subsidiaries of Miller Buildings Systems, Inc. operate from five manufacturing plants in the continental United States. Miller Building Systems, Inc. is a public company trading on the NASDAQ under the symbol MBSI.

Some of the statements in this press release may constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

                             # # #
For further information contact:

 Edward C. Craig              Rick J. Bedell          Thomas J. Martini
 Chairman and Chief       or  President          or   Secretary and Treasurer
 Executive Officer
 (219) 295-1214               (219) 295-1214          (219) 295-1214